 NEWS RELEASE
A (TSX)
ABY (NYSE)
C$

Abitibi-Consolidated Reports Q4 and 2006 Results
➢	Company exceeds cost reduction goals
➢	Recent developments deliver cash for debt repayment

MONTRÉAL, February 7, 2007 - Abitibi-Consolidated Inc. reported today a fourth quarter loss of $22 million, or 5 cents a share. This compares to a loss of $355 million, or 81 cents a share, in the same quarter of 2005. For the full year, the Company recorded net earnings of $54 million, or 12 cents a share, compared to a loss of $350 million, or 80 cents a share, in the same period last year.

Although not a GAAP measure, the loss would have been $61 million, or 14 cents a share, before the impact of specific items in the fourth quarter. This compares to a loss of $51 million, or 12 cents per share, in the fourth quarter 2005, also before specific items (see Table 3 of MD&A).

Major specific items impacting fourth quarter results included the CVD/AD softwood lumber refunds, partly offset by a loss on translation of foreign currencies. In 2005 by comparison, major specific items included asset write downs and tax adjustments.

Before specific items, the Company posted an operating profit from continuing operations of $17 million during the fourth quarter of 2006, with its Newsprint business making a positive contribution of $46 million, while its Commercial Printing Papers and Wood Products segments posted operating losses of $7 million and $22 million respectively. This compares with an overall operating profit of $15 million in the fourth quarter of 2005. For the full year 2006, the Company posted an operating profit of $136 million, compared to $141 million for the full year 2005 (see Table 2 of MD&A).

Before specific items, the $2 million increase in operating profit from continuing operations for the quarter, compared to last year, is mainly attributable to higher prices in the Company’s two paper business segments and lower amortization expense. These were mostly offset by strengthening of the Canadian dollar and lower lumber prices.

Q4 2006 and Year-end Highlights
•  Sales of $1.18 billion ($4.85 billion in 2006)
•  EBITDA of $126 million ($576 million in 2006)
•  Refund of US$239 million of softwood lumber duty deposits
•  Achieved over $200 million in cost and market mix improvements, beating $175 million target set at the beginning of 2005
•  Achieved $40 million in SG&A cost reductions, exceeding $35 million goal and six months ahead of schedule
•  Sale of Sheldon, Texas mill, resulting in $26 million net proceeds

“Throughout 2006, we maintained our highly disciplined approach to costs and have been remarkably successful. Our achievement of over $200 million in cost and market mix improvements as well as the $40 million annualized reduction in SG&A expense offset increases in energy, fibre and other key inputs as well as the continued rise of the Canadian dollar. This is a credit to the hard work and dedication of our people,” said President and Chief Executive Officer John Weaver.

“While 2007 promises to be another challenging year, we are once again taking action to address the reality of our times. The announced merger with Bowater is particularly important and represents a critical step in the continuing evolution of our Company,” added Weaver.

Merger
The recently announced merger with Bowater will create the third largest publicly traded paper and forest products company in North America and the eighth largest in the world. The combination is expected to generate approximately US$250 million in annualized cost synergies, increasing shareholder value, improving financial flexibility and better positioning the company to compete in today’s global marketplace.

Other Noteworthy Developments
The Company is selling a 25% interest in its Ontario hydroelectric generation facilities. The transaction will generate gross proceeds of $297.5 million to Abitibi-Consolidated, inclusive of a $250 million loan to ACH Limited Partnership. The Company is also proceeding with the sale of 55,000 acres of woodlands related to its Augusta Newsprint partnership, with all cash proceeds of the sale going to Abitibi-Consolidated.

Currency
For the full year 2006, the Canadian dollar strengthened by an average 6.8% compared to the US dollar in 2005. The Company estimates that this had an unfavourable impact on its operating results of approximately $221 million compared to the previous year. Other currency exchange rates, net of hedging, had a negative impact of $10 million.

Capex
Capital expenditures were $165 million for the full year 2006, compared to $177 million in 2005. The Company ended the year below its target of $180 million by selecting only the best projects and maintaining a tight control on spending.

A conference call hosted by management to discuss quarterly results will be held today at 11 a.m. (Eastern). The call will be webcast at www.abitibiconsolidated.com, under the "Investor Relations" section. A slide presentation to be referenced on the call will also be made available in the same section prior to the call. Participants not able to listen to the live call can access a replay along with the slide presentation, both of which will be archived online.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.9 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands. Abitibi-Consolidated shares are traded on the Toronto Stock Exchange (TSX: A) and on the New York Stock Exchange (NYSE: ABY).

Contacts

Investors: Francesco Alessi Vice-President Investor Relations and Taxation 514 394-2341 falessi@abitibiconsolidated.com	Media: Seth Kursman Vice-President Communications and Government Affairs 514 394-2398 seth_kursman@abitibiconsolidated.com

FORWARD-LOOKING STATEMENTS
This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Company and its subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; and fluctuation in foreign exchange or interest rates. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from.